May 7, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, D.C. 20549

Attn: Gopal R. Dharia, Senior Staff Accountant

Re:	Level 3 Communications, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed on February 27, 2009
File No. 0-15658

Dear Mr. Dharia:

Based on our conversation of April 29, 2009, we hereby provide you with the following supplemental response. As per our conversation, this supplemental response provides the current disclosures we would expect to make in our 2009 Form 10-K to prospectively address the Staff’s comments, which are subject to change to reflect the facts and circumstances at the actual time of our future filings. For your ease of reference, we have included your original comments in italics below and have provided our supplemental responses after each comment.

Critical Accounting Policies and Estimates – Valuation of Goodwill and Acquired Indefinite-Lived Intangible Assets, page 74

1.

We note that goodwill accounted for 15% of total assets as of December 31, 2008. We note that revenues, operating income and segment income have not increased significantly in recent quarters due to the negative impact of the current economic environment. As a result of your impairment test of your reporting units as of December 31, 2008, you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

Response: In response to the Staff’s comment, we respectfully believe our disclosure regarding the two-step impairment test approach of SFAS No. 142 is adequately described in Note 1 of our Notes to Consolidated Financial Statements and will conform such disclosure in our critical accounting policies and estimates in future filings as follows:

The Company reviews goodwill for impairment annually at the end of the fourth quarter and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with SFAS No. 142. The Company performs a two-step impairment test. In the first step, the Company compares the fair value of each reporting unit to its carrying value. The Company estimates the fair value of its reporting units based on a combination of quoted market price and income approaches. Under the quoted market price approach, the

Company estimates the fair value based upon the market capitalization of Level 3 using quoted market prices, adds an estimated control premium, and then allocates that market value to the reporting units. Under the income approach, the Company calculates the fair value of a reporting unit based on the present value of estimated future cash flows. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not impaired and no further testing is performed. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then a second step is performed and the implied fair value of the reporting unit’s goodwill is determined and compared to the carrying value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

Response: In response to the Staff’s comment, we respectfully believe our disclosure is adequately described in Note 6 of our Notes to Consolidated Financial Statements and will conform such disclosure in our critical accounting policies and estimates in future filings as follows:

The Company’s reporting units are consistent with the reportable segments identified in the footnote entitled “Segment Information.” Goodwill assigned to the Communications reportable segment totaled $1.4 billion at December 31, 2008. There was no goodwill assigned to the Coal Mining reportable segment at December 31, 2008.

•

Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, since you utilize the discounted cash flow approach, you should disclose at a minimum:

1.	the discount rates for each reporting unit and how those discount rates were determined,

2.	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and

3.	your consideration of any market risk premiums.

Response: We advise the Staff that we will expand our disclosures in future filings to describe the nature of our valuation techniques utilized in performing our goodwill impairment test including the significant estimates and assumptions used in both our quoted market price and our discounted cash flow analyses. We expect the disclosure will read as follows:

Level 3 has historically only utilized a quoted market price approach in performing its annual goodwill impairment test. However, as a result of the current economic environment and volatility of financial markets, we also utilized an income approach (discounted cash flows) for our goodwill impairment test as a secondary measurement to assist in corroborating the fair value of the Communications reporting unit. We continued to use our quoted market price approach as our primary valuation technique in performing our goodwill impairment test as we believe that quoted market prices in active markets are the best evidence of fair value, which we believe to be consistent with the fair value hierarchy contained within SFAS No. 157 and paragraph 23 of SFAS No. 142.

Our quoted market price approach involves calculating the market capitalization of Level 3 using quoted market prices as of the date of the impairment test, or December 31, adding a control premium, and then allocating that market value to each of our reporting units. The most significant estimates and assumptions utilized in our quoted market price valuation involved estimating an appropriate control premium and allocating the estimated enterprise fair value to each of our reporting units.

We concluded that using 20% as a control premium would be reasonable in our quoted market price valuation for purposes of performing our goodwill impairment test based on historical control premiums offered for recent transactions in the communications industry. We allocated the calculated market value using our quoted market price valuation to each of our two reporting units based on their relative percentage of Adjusted EBITDA, as this is a key external and internal valuation metric.

Based on the results of our quoted market price valuation, the estimated fair value of the Communications reporting unit was well above its carrying value at the date of our impairment test.

Our discounted cash flow approach involved discounting our unlevered cash flows and comparing the present value of such cash flows to the carrying value of invested capital for the Communications reporting unit. The most significant estimates and assumptions utilized in our discounted cash flow valuation involved estimating unlevered cash flows, discount rates, period of cash flows and determination of terminal value.

The cash flow forecasts used in our discounted cash flow analyses were based upon upside, midpoint and downside scenarios and considered the effects of the continued weakening of the economy.

We utilized a discount rate commensurate with our estimated weighted average cost of capital based on our target capitalization structure. We estimated our cost of debt primarily based on quoted market prices of our publicly traded debt and our cost of equity using our historical equity beta, risk free rate of return and a market risk premium. Our discount rate increased significantly primarily as a result of current pricing in the debt markets. We believe the discount rate utilized in our discounted cash flow analysis to be representative of a market participant rate.

We calculated the terminal value assuming a constant growth rate based on historical growth rates used in recent valuations of companies acquired by Level 3. The present value of our discounted cash flows was well above the Communications reporting unit carrying value of invested capital, which represents the carrying value of the reporting unit plus the carrying value of debt, as our discounted cash flow analysis was performed using unlevered cash flows.

As indicated above, we only utilized our discounted cash flow analysis as a secondary valuation technique to assist in corroborating the fair value of the Communications reporting unit given the current economic environment and volatility of financial markets.

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Describe changes to the assumptions and methodologies, if any, since your last annual impairment test. In addition, tell us how the assumptions in your most recent test were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect market risk premiums that have been noted in the current equity and debt markets.

Response: We refer the Staff to our response to its previous comment and also advise the Staff that we will expand our disclosures in future filings to describe any changes to the assumptions and methodologies utilized in our goodwill impairment test, including the effects of current market conditions.

•	Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reasons for such changes.

Response: In response to the Staff’s comment, we inform the Staff that there have not been any changes to our reporting units or allocations of goodwill by reporting unit.

We advise the Staff that we will expand our disclosures in future filings to indicate if there have been any changes to our reporting units or allocations of goodwill by reporting unit.

•	Provide a table showing:

1.

the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount; and

2.	using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.

Response: In response to the Staff’s comment, in future filings, we will disclose the reporting unit fair value and a financial measure by which the fair value of the reporting unit exceeds its carrying value assuming a hypothetical reduction to the fair value of the reporting unit as follows:

The fair value of our Communications reporting unit approximated $1.35 billion compared to a carrying value of $915 million as of December 31, 2008 using our quoted market price approach, which represents our primary valuation measurement. In order to evaluate the sensitivity of the fair value estimate on our goodwill impairment test, we applied a hypothetical 10% decrease to the fair value of the Communications reporting unit. This hypothetical 10% decrease would result in an excess of the fair value of the Communications reporting unit over its carrying value by approximately $302 million, or 33%, as of December 31, 2008.

However, to the extent that fair value of the reporting unit exceeds its carrying value by a significant amount or if we do not deem the risks of near term changes likely, we do not believe the above disclosure would be required consistent with your comment immediately below.

•

In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

Response: In response to the Staff’s comment, in future filings, we will provide a sensitivity analysis of our impairment test assumptions for the reporting unit if the fair value of the reporting unit does not exceed its carrying value by a significant amount.

We have sought to respond to all of your additional comments based on our discussion of April 29, 2009, and where indicated above, will be incorporating disclosure into our future filings. If you have further comments that you would like to have addressed prior to that filing, please let us know. If you have any questions, you may contact Eric Mortensen, Senior Vice President and Controller at (720) 888-8286 or Neil Eckstein, Senior Vice President, Group General Counsel, at (720) 888-2514.

Sincerely,

/s/ Eric J. Mortensen

Senior Vice President and Controller

Principal Accounting Officer